United States
                            Securities and Exchange Commission
                                   Washington, D.C. 20549


                                        SCHEDULE 13D


                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 10)


                        John Hancock Patriot Premium Dividend Fund II
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         41013T-10-5
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                     211 Main Street
                                    Webster, MA 01570
                                     (508) 943-9000
                         (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)



                                        October 27, 2004
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 10
                                            NOVEMBER 9, 2004




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             4,932,100
         SHARED VOTING POWER                                   0
         SOLE DISPOSITIVE POWER                        4,932,100
         SHARED DISPOSITIVE POWER                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,932,100

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           32.8%

14.      TYPE OF REPORTING PERSON
           [HC]

CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 10
                                            NOVEMBER 9, 2004


ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Premium Dividend Fund II (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase shares listed in Item 5(a) was working capital. This amount of the funds used to purchase such shares reported in Annex A aggregated approximately $2,583,829.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 15,046,539 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 32.8% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiary as listed below) of 4,932,100 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 32.8% of the outstanding Shares.


                                              Shares                Cost

   The Commerce Insurance Company            4,932,100          $50,794,540


     (c) During the period from October 27, 2003 through October 27, 2004, the Reporting Person has effected the following sales of common stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to October 27, 2003 were reported on previous Schedule 13 D filings.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 10
                                            NOVEMBER 9, 2004




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Annex A   Item 5(c) Information





                                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 9, 2004                           THE COMMERCE GROUP INC.









                                       /s/Gerald Fels
                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

                                                  ANNEX  A
                                         Item 5 (c) - Information
PDT   41013T-10-5    JOHN HANCOCK PATRIOT DIV FUND II

COMMERCE INSURANCE COMPANY
    SALES

From 10/27/03 - 10/27/04

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
10/27/03           10/30/03          (4,500)           $10.96            $   49,160.19
10/28/03           10/31/03         (11,200)            10.96               122,349.77
10/07/04           10/13/04            (100)            11.26                 1,122.47

TOTAL SALES                         (15,800)                             $  172,632.43


COMMERCE INSURANCE COMPANY
  PURCHASES

From 5/19/04 - 10/27/04

  TRADE           SETTLEMENT         SHARES           SALE PRICE          ACQUISITION
  DATE               DATE             SOLD             PER SHARE             COST

 5/19/2004          5/24/2004         6,000            $ 9.88             $  59,490.00
 5/24/2004          5/27/2004           200              9.76                 1,959.00
 6/02/2004          6/07/2004         1,500             10.01                15,067.50
 6/03/2004          6/08/2004         2,500              9.95                24,962.50
 6/04/2004          6/09/2004         5,600              9.95                55,916.00
 6/08/2004          6/11/2004        16,700             10.16               170,191.37
 6/10/2004          6/15/2004         4,300             10.29                44,410.40
 6/14/2004          6/17/2004         4,600             10.23                47,219.00
 6/15/2004          6/18/2004         1,500             10.25                15,427.50
 6/21/2004          6/24/2004           700             10.21                 7,171.50
 6/23/2004          6/28/2004         6,100             10.30                63,039.23
 6/29/2004          7/02/2004         1,600             10.17                16,328.00

COMMERCE INSURANCE COMPANY - continued
  PURCHASES

From 5/19/04 - 10/27/04

  TRADE           SETTLEMENT         SHARES           SALE PRICE          ACQUISITION
  DATE               DATE             SOLD             PER SHARE             COST
 7/02/2004          7/08/2004         5,500            $10.41             $  57,440.35
 7/06/2004          7/09/2004         5,800             10.37                60,368.14
 7/07/2004          7/12/2004           300             10.37                 3,122.49
 7/09/2004          7/14/2004        13,700             10.43               143,421.19
 7/12/2004          7/15/2004           200             10.59                 2,125.00
 7/26/2004          7/29/2004         8,600             10.69                92,235.00
 7/30/2004          8/04/2004         3,000             10.66                32,073.00
 8/16/2004          8/19/2004         2,500             10.84                27,187.50
 8/24/2004          8/27/2004         1,000             10.91                10,945.00
 8/25/2004          8/30/2004         3,800             10.94                41,695.12
 8/26/2004          8/31/2004         6,100             10.85                66,380.20
 9/09/2004          9/14/2004         7,400             11.04                81,923.18
 9/14/2004          9/17/2004           600             11.02                 6,633.00
 9/20/2004          9/23/2004         5,000             11.16                55,993.00
 9/21/2004          9/24/2004         2,100             11.07                23,329.53
 9/22/2004          9/27/2004         5,000             11.06                55,475.00
 9/23/2004          9/28/2004        10,100             11.05               111,987.79
 9/24/2004          9/29/2004        23,700             11.19               266,039.61
 9/27/2004          9/30/2004         2,200             11.11                24,526.04
10/01/2004         10/06/2004         5,000             11.13                55,822.00
10/04/2004         10/07/2004         2,100             11.27                23,732.52
10/07/2004         10/13/2004        26,500             11.37               302,248.40
10/08/2004         10/14/2004        15,800             11.41               180,807.30
10/13/2004         10/18/2004         2,900             11.35                33,017.37
10/21/2004         10/26/2004         1,500             11.33                17,047.50
10/25/2004         10/28/2004        10,900             11.21               122,614.10
10/26/2004         10/29/2004         4,600             11.23                51,807.96
10/27/2004         11/01/2004        10,000             11.23               112,650.00

TOTAL PURCHASES                     237,200                             $ 2,583,829.29

Net Commerce Total                  221,400                             $ 2,411,196.86